EXHIBIT 20.02

                   DVL, INC. ANNOUNCES CLOSING OF ACQUISITION



New York, New York, May 1, 2001. DVL, Inc. (OTC Bulletin Board: "DVLN") announced today that it has closed its previously announced transaction involving the purchase by its wholly-owned subsidiary of all of the equity interests in securitized portfolios of periodic payment receivables totaling approximately $300 million, subject to underlying debt of approximately $200 million.

DVL's subsidiary paid the purchase price by issuing limited recourse notes in the aggregate amount of $25,325,000, payable from cash flows generated by the underlying receivables. The notes mature on December 31, 2021, bear interest at the rate of 8% annually, and are secured by a pledge of the subsidiary's interest in the underlying receivables. The principal amount of the notes and the purchase price may be adjusted, from time to time, based upon the performance of the underlying receivables. In addition, DVL issued warrants for the purchase of 2 million shares of DVL, exercisable until February 15, 2011 at a price of $.20 per share, and its guaranty of up to $2,532,500 of the purchase price, which may not be called upon for payment until January 1, 2022.

The Company anticipates that, the incremental earnings as a result of this transaction, will approximate $1 million per year over the next 10 years and a total of approximately $24 million over the life of the assets (net of debt repayment).

Alan Casnoff, President of DVL, commented "this transaction should provide significant growth in assets, earnings and cash flow over an extended period." Gary Flicker, Chief Financial Officer of DVL, commented "that as a result of this acquisition, we anticipate adding $700,000 ($.04 per basic share) to net income for 2001 and $1 million ($.06 per basic share) for 2002."

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Included are statements regarding the intent, belief and/or current expectations of the Company and its management. The Company's stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, general economic conditions, and the actual performance of the portfolios of periodic payment receivables.

DVL, Inc. is a finance company which owns and services real estate, commercial mortgage loans and other financial assets.

For more information, contact Gary Flicker at (212) 350-9900.